Michael E. Tenta T: +1 650 843 5636 mtenta@cooley.com	VIA EDGAR AND FEDEX

September 3, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler

Tabatha McCullom

Joel Parker

Christina De Rosa

Amy Reischauer

Daniel Greenspan

RE:	FibroGen, Inc.

Amendment No. 1 to Confidential Draft Registration Statement on Form S-1

Submitted August 8, 2014

CIK No. 000921299

Ladies and Gentlemen:

On behalf of FibroGen, Inc. (“FibroGen” or the “Company”), we are submitting this letter and the following information in response to a letter (the “Comment Letter”), dated August 25, 2014, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”), submitted on June 11, 2014 and the Company’s Amendment No. 1 to the Registration Statement, submitted on August 8, 2014 (“Amendment No. 1”). We are also electronically transmitting for confidential submission an amended version of Amendment No. 1 (“Amendment No. 2”) and sending the Staff a hard copy of this letter, Amendment No. 2, and a version of Amendment No. 2 that is marked to show changes to Amendment No. 1.

The numbering of the paragraphs below corresponds to the numbering of the Comment Letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers in Amendment No. 2. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in Amendment No. 2.

Business, page 92

Our Global Phase 3 Program for Roxadustat, page 120

1. We note your response to our prior comment 13. Please expand your discussion of your ongoing Phase 3 studies to indicate, as a percentage, the extent to which patient

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

September 3, 2014

Page Two

enrollment has been completed or, alternatively, provide comparable information that gives investors a meaningful gauge of your trials’ progress to date.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 120 of Amendment No. 2 to include total enrollment in its roxadustat Phase 3 program as of the most recent practicable date.

Notes to Consolidated Financial Statements

Note 3—Collaboration Agreements

AstraZeneca Agreements, page F-15

2. You state that out of your remaining payments of $292.0 million which are contractually due, $230.0 million of upfront payments have extended payment terms and, accordingly, are not considered to be fixed or determinable upon the execution of the agreement. Please clarify if you mean that your revenue is limited to the amount of cash received or tell us why under ASC 605-25-30-1 that such amounts were not considered fixed or determinable. Please revise your disclosure as needed.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-15 of the notes to the consolidated financial statements. The Company respectfully advises the Staff that the amount of revenue recognized is limited to the amount of cash consideration received related to the remaining $230.0 million of upfront payments; additionally, for each of the amounts received, the amount of revenue recognized will be determined on the basis of applying the relative selling price method to each of the units of accounting underlying the agreement.

Item 16. Exhibits and Financial Statement Schedules, page II-2

3. We note your response to our prior comment 27. As Item 601(b)(10)(iii)(A) of Regulation S-K provides that any management contract with directors and named executive officers shall be deemed material, please file the individual offer letter agreements with your named executive officers, including Mr. Controneo and Drs. Valone and Yu, as exhibits to the registration statement.

Response: In response to the Staff’s comment, the Company has filed the individual offer letter agreements with its named executive officers as Exhibits 10.29, 10.30, and 10.31, but the Company notes that it has not entered into an offer letter or employment agreement with its Chief Executive Officer, Thomas Neff.

***

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

September 3, 2014

Page Three

Please contact me at (650) 843-5636 or Glen Sato of Cooley LLP at (650) 843-5502 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Michael E. Tenta

Michael E. Tenta

cc:	Thomas B. Neff, FibroGen, Inc.

Michael Lowenstein, FibroGen, Inc.

Glen Y. Sato, Cooley LLP

John L. Savva, Sullivan & Cromwell LLP

Deepak Bhandarkar, PricewaterhouseCoopers LLP

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM